ENDEAVOUR SILVER CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0      Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the six months ended August 31, 2005 and the audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of October 28, 2005 unless otherwise indicated.

1.1      Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Previously the Company focused its activities principally in Canada but in fiscal 2004 the Company was more active in seeking properties of merit in Mexico. In fiscal 2005, the Company acquired an option to purchase a high grade silver mine in Mexico.

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Project”) in Durango, Mexico. Terms of the agreement give the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million must be made by January 28, 2006; otherwise any interest earned by the Company up to that date will be forfeited, and all rights and title and ownership of the Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant shall be returned to their original vendors. As at August 31, 2005, the Company had paid the vendors US$3 million and invested more than $3 million in property acquisitions, mine exploration and development and capital assets.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

The Guanacevi Project

In fiscal 2005, the Company implemented a US$1.1 million Phase 1 exploration program for Minera Santa Cruz y Garibaldi S.A. de C.V.’s (“Minera Santa Cruz”) silver-gold mine on two prospective ore zones, North Porvenir and San Guillermo. Work included underground ramps and diamond drilling for the purpose of outlining mineable resources in each zone and preparing them for production in 2005. Approximately 1,000 metres of ramp access plus related crosscuts, sublevels and raises were expected to be completed in order to explore and to prepare the North Porvenir mine for production. In connection with these activities, the Company advanced US$425,000 to Minera Santa Cruz as a loan for the ramp development which was repaid by May 2005. To complement the underground development program, a 6,000 metre surface drilling program was also implemented for the North Porvenir zone and focused on outlining the mineralization on 50 metre centres.

North Porvenir Mine

In early December 2004, consistently high-grade silver vein mineralization had been outlined by underground sampling in the North Porvenir zone of the Santa Cruz mine. By the end of December 2004, a total of 1,160 metres of underground development was completed, including 410 metres of a new access ramp, a 161 metre ventilation raise, eleven crosscuts into the vein totalling 141 metres, two sill levels totalling 135 metres and related underground workings. Moreover, an exploration program of 4,160 metres of diamond drilling in 12 holes was completed in the North Porvenir zone.

In February 2005, results from the exploration program extended the North Porvenir zone over 600 metres in length by at least 300 metre in depth, still open in all directions. The Company also identified seven prospective mineralized zones on the Santa Cruz mine property, which will be drilled in 2005.

During the fiscal year ended February 28, 2005, trial mining was completed at North Porvenir in order to assess the potential production rate, mining method and metallurgical recovery of this exciting new discovery. Trial mining had a major impact on the rate of silver production from the Santa Cruz mine. In June 2004, the combined mine and plant operations were averaging 23,500 oz Ag equivalent production per month (Ag equivalents are about 91% Ag), which increased by 180% to 66,350 oz Ag equivalents in December 2004. The mine was producing from low grade zones and stockpiles during the three months ended May 31, 2005 as the Company continued to accelerate and to complete its mine development and exploration activities but by quarter end it was in production. Mining is now underway for the North Porvenir mine. Monthly production averaged 98,330 oz silver per month during the second quarter ended August 31, 2005.

In May 2005, the Company confirmed an initial estimate of 935,000 oz in silver resources in the Measured and Indicated categories and a further estimate of 3,839,000 oz in silver resources in the Inferred category according to an independent National Instrument 43-101 (“NI 43-101”) report dated May 5, 2005, as amended May 10, 2005 and which was prepared by Velasquez Spring, PEng, who was the Qualified Person from Watts, Griffis and McOuat Limited (“WGM”). WGM was retained by the Company to audit and to validate the polygonal resource estimate by the Company for the North Povenir zone, as follows:

Classification	Tonnes	Silver (gpt)	Gold (gpt)	Silver (oz)	Ag. Eq. (oz)

Measured	18,700	698	1.2	420,000	463,000
Indicated	23,500	682	1.2	515,000	570,000
Inferred	245,700	482	1.2	3,839,000	4,408,000

The above-noted North Porvenir resource is in compliance with NI 43-101 and was estimated using a 335 gpt Ag cutoff grade, a minimum 1.0 m mining width and a US$6.50 silver price. Twenty-one surface drill holes, five underground cross-cuts and 135 m of underground channel sampling within a 575 m strike length were utilized in

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

the resource estimate but 155 m of that strike length were omitted as drilling is still in progress in these areas. The North Porvenir zone remains open at depth and to a certain extent along strike.

From March 2005 to August 2005, the Company completed capital investments included a new 230 metre Robbins raise-bore ventilation raise, 124 metre of main access ramp, 4,787 metre of diamond drilling and the upgrading of one of the tailings dams.

Santa Cruz Mine

For the month of February 2005, mine development at the Santa Cruz mine resulted in 432 tonnes of development waste and 658 tonnes of vein ore grading 234 grams per tonne silver being mined. The mining was focused in the Victor Breccia zone of the Santa Cruz mine. More exploration, including drilling, is required to define resources for future mining in the Santa Cruz mine. A major program of 5,000 metres of drilling was planned in various parts of the mine to locate and to define mineral resources.

There was an historic resource estimate by Industrias Peñoles S.A. de C.V. (“Peñoles”) for the Deep Santa Cruz zone that could not be audited or validated, as follows:

Classification	Tonnes	Silver (gpt)	Gold (gpt)	Silver (oz)	Ag. Eq. (oz)

Historic	229,000	525	1.2	3,866,000	4,396,000

The Deep Santa Cruz historic resource was calculated by Peñoles in 1983 on the basis of 13 drill holes for which the Company has the pertinent drill maps, logs and assays. However, it predates the CIM resource reporting standards, the Company has not yet done the work necessary to verify the classification of the resource, the Company is not treating them as a NI 43-101 resource defined by a Qualified Person and therefore the historical estimate should not be relied upon. The Company confirms this historic resource estimate is relevant to its plans for the Santa Cruz mine property and had commenced drilling additional holes into the Deep Santa Cruz zone in order to confirm and to expand the historic resource and bring it in compliance with NI 43-101.

The mine was closed temporarily to complete shaft rehabilitation and mine development.

1.2      Overall Performance

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. The business philosophy of the Company has historically been to identify, to explore and to develop mineral targets. The Company financed its operating and exploration activities principally by the issuance of common shares.

Previously the Company focused its activities principally in Canada but in fiscal 2004 the Company was more active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine properties, certain mining concessions, and the Guanacevi mineral processing plant, all of which are located in Durango, Mexico. An equity financing in the first quarter of fiscal 2005 was completed to provide the financial resources needed for the Company to further develop its business and realize its objectives for its projects and properties in Mexico.

Silver markets continued to show strength as the cumulative average increased from US$4.5995 per ounce in 2002 to US$4.8758 in 2003, to US$6.6711 in 2004 and then to US$7.1225 from January 2005 to late October 2005. Silver prices peaked in March 2004 and in the last quarter of 2004, when prices reached highs of over US$7.00 and traded with monthly averages of over US$7.00 in 2005.

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

The Company had raised significant equity financing for gross proceeds totalling $11,552,800 in fiscal 2005 from brokered and non-brokered private placements. The private placements were used, in part, to fund the interests acquired in the Santa Cruz mine, certain mining concessions and the Guanacevi processing plant. Also, the Company incurred expenditures related to mine development and exploration programs for Santa Cruz. As at February 28, 2005, the Company invested approximately $5 million for these Mexican mineral properties and exploration and development efforts. Also the significantly heightened level of operating activity in fiscal 2005 is reflected in a net loss of $2,565,482, which is substantially higher relative to prior fiscal years.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties (the “Santa Cruz Properties”) form part of the producing Santa Cruz silver mine in which the Company already owns a 51% option interest in the exploitation lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Company’s wholly owned Mexican subsidiary, Minera Plata Adelante S.A. de C.V. (“Adelante”), to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles’ wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. (“Capela”). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all milling, processing, shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its entire portfolio of mineral concessions throughout Mexico. On each additional Peñoles property the Company wishes to acquire, a purchase price will be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay Endeavour a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consists of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for US$137,500 of which US$25,000 has been paid and US$12,500 is due on December 30, 2005 and US$100,000 on December 30, 2006. An exploration program of detailed surface trenching and diamond drilling is planned for Porvenir Dos in 2005 and 2006 to test the potential for a high-grade silver ore-body.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 has been paid and US$15,000 is due in six months and US$70,000 in 24 months. An exploration program of underground drilling is planned for La Prieta in 2005 and 2006 to test the known high-grade silver mineralization to depth.

In August 2005, the shares of the Company were listed for trading on the Frankfurt Stock Exchange under the trading symbol, EJD. Such listing would help broaden and expand the Company’s exposure in the European investment community and enhance liquidity for shareholders.

In October 2005, the Company completed a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit is comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. Salman Partners Inc. acted as the lead underwriter for a syndicate of underwriters which included Canaccord Capital Corporation and Dundee Securities Corporation. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants that have the same terms as the warrants in the private placement. The proceeds from the financing will be used for the exploration and development of the Company’s Mexican silver properties, for further acquisitions and for general working capital.

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Also, in October 2005, the Company acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on all costs within one year.

As at August 31, 2005, the Company invested approximately $6.9 million in its Mexican mineral properties and exploration and mine development.

Production from the North Porvenir and Santa Cruz Mines

The temporary closure of the North Porvenir and Santa Cruz mines early in the year allowed for accelerated mine development. In the second quarter ended August 31, 2005, the North Porvenir mine returned to mining operations, which resulted in the Guanacevi Project averaging 98,333 ounces silver per month, representing a daily mine output of 304 tonnes per day, which was mostly attributable to the North Porvenir mine. The North Porvenir mine produced 17,626 tonnes grading 580 gpt (18.7 opt) silver and 0.88 gpt gold (0.03 opt). Precious metal recoveries averaged 74%.

In the second quarter ended August 31, 2005, the Company also produced 378 oz gold, resulting in the production on a silver equivalent basis to 317,417 oz Ag eq. The sale of by-product gold, lead, zinc and copper are treated as credits against cash costs.

Guanacevi Processing Plant

Summit Valley Equipment and Engineering Inc. was commissioned to conduct a comprehensive review of the plant, including the condition of all equipment, the capacity of each circuit and the efficiency of plant operations. Some of its findings include a clean and well-maintained plant, brand name equipment and a well-trained and reliable work force. The plant is fully permitted with operating facilities complete with land ownership, townsite and all related infrastructure. Although by February 2005, the plant was averaging 220 tpd, which represent a significant increase from one year ago, it is still operating at well below its design capacity of 1,400 tpd.

For the first quarter ended May 31, 2005, a total 26,021 tonnes were processed by the processing plant with an average grade of 204.7 g/t Ag and 0.71 g/t Au, averaging 282.7 tpd. In the second quarter ended August 31, 2005, a total 28,006 tonnes were processed with an average grade of 444 g/t Ag and 1.03 g/t Au, averaging 304 tpd.

1.3      Selected Annual Information

Selected annual information for the Company for each of the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 are as follows:

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	Years Ended (1)
	February 28,	February 29,	February 28,
	2005	2004	2003

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(2,565,482)	$(778,701)	$(185,847)
(ii) Basic per share	$(0.15)	$(0.11)	$(0.06)
(iii) Diluted per share	$(0.15)	$(0.11)	$(0.06)

Net loss:
(i) Total	$(2,565,482)	$(778,701)	$(185,847)
(ii) Basic per share	$(0.15)	$(0.11)	$(0.06)
(iii) Diluted per share	$(0.15)	$(0.11)	$(0.06)

Total assets	$11,246,000	$761,138	$209,483
Total long-term liabilities	$-	$-	$-
Dividends per share	$-	$-	$-

(1)	Total assets and long-term liabilities are as at February 28, 2005, February 29, 2004 and February 28, 2003.

Total assets and net losses increased significantly relative to prior years given that in fiscal 2005 the Company invested $3,864,750 pursuant to option agreements related to its 51% interests in the mine, mining concessions and processing plant and $1,242,169 in mineral exploration expenditures for its Mexican mineral properties, raised gross proceeds of $11,552,800 from brokered and non-brokered private placements, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005.

1.4      Results of Operations

Second Quarter of Fiscal Year Ended December 31, 2005 – Six months ended August 31, 2005 compared with August 31, 2004

The Company incurred a net loss of $2,180,553 for the six months ended August 31, 2005 which is almost 50% higher than the net loss of $1,461,174 for the same period in the prior fiscal year. General and administrative expenses for salaries, professional services, office and shareholder relations continue to account for a significant portion of operating expenses, and are higher than the prior quarter in fiscal 2005 reflecting the greater ancillary functions needed to support the more active exploration and accelerated mine development and mining and proactive property acquisition activities of the Company during the six months ended August 31, 2005. The foreign exchange loss in the first two quarters of the current fiscal year is attributed to the depreciation of the Mexican pesos relative to historical exchange rates for the Canadian dollar given that the accounts of the Company’s Mexican subsidiaries are stated in Mexican pesos. Stock-based compensation expense reflects the granting of stock options which is comparable in both quarters. The Company’s property investigation expenses were incurred essentially for seeking properties of merit and further concessions in Mexico in early fiscal 2005. However for the six months ended August 31, 2005, the Company’s primary efforts were focused on mine development and exploration activities for the two prospective zones on the optioned Santa Cruz mine.

For the six months ended August 31, 2005, income from ore and ore processing is as follows:

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	Minera
	Santa Cruz (1)	Refinadora (2)	Total

Revenues from ore and ore processing	$2,189,747	$1,402,671
Costs of ore mining and ore processing	(3,059,349)	(1,483,036)
Gross loss	(869,602)	(80,365)
Operating expenses:
Accounting and legal	2,328	-
Consulting	8,622	-
Employee remuneration	64,184	-
Foreign exchange	(9,927)	-
Office and sundry	32,127	-
	(97,334)	-
Loss before allocation of option interest	(966,936)	(80,365)
Option interest earned (%)	51%	51%
Loss from 51% option interest	$(493,137)	$(40,986)	$(534,124)

(1)	The Company has earned a 51% option interest in Minera Santa Cruz until January 28, 2006.

(2)	Refinadora Plata Guanacevi S.A. de C.V. , a subsidiary of the Company, (“Refinadora”) has earned a 51% option interest in the ore processing plant until January 28, 2006.

The Company incurred a net loss of $534,124 from mining ore and ore processing from its 51% option interest in Minera Santa Cruz and in the ore processing plant. Mining activities temporarily ceased during the first quarter as two prospective zones of the Santa Cruz mine were being further explored. Mine development resulted in 8,709 tonnes of development muck with a recovery of 326 gpt Ag. In the second quarter ended August 31, 2005, mine operations restarted for the North Porvenir zone of the Santa Cruz mine, resulting in about 25,000 tonnes of ore being mined with a recovery of 74% from that zone.

In the first quarter ended May 31, 2005, the lack of ore from the Santa Cruz mine contributed to a nominal loss to the Company from the operation of the Guanacevi processing plant which was working at significantly below capacity, as it relies upon the Santa Cruz mine for most of its ore processing revenues. In the second quarter ended August 31, 2005, the plant processed 28,006 tonnes and recovered 294,750 oz. silver and 927.4 oz. gold (317,417 oz. silver equivalents).

As at August 31, 2005, the Company invested about $6.9 million in mineral properties which are comprised of its 51% option interest in both Minera Santa Cruz and in the ore processing plant, mining concessions, and exploration expenditures.

In July 2003, the Company entered into an agreement to acquire a 100% interest in the San Jose property in Mexico for cash payments of US$300,000 over a four year period. In March 2004, the Company made a cash payment of US$10,000 and incurred $1,192 in exploration related expenditures. The property was written off in the second quarter of fiscal 2005. The Company’s El Taco property in Mexico was written off in first quarter of fiscal 2005 as the Company determined not to pursue further work on the property. As at August 31, 2004, the Company had written off all its mineral properties.

For the six months ended August 31, 2005 and 2004, expenditures on the Company’s mineral properties were comprised of the following:

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	Santa Cruz
	(Mexico)	Total
Acquisition costs:
Balance, February 28, 2005	$3,864,750	$3,864,750
Additions during the period:
Acquisitions	1,539,305	1,539,305
Balance, August 31, 2005	5,404,055	5,404,055

Exploration costs:
Balance, February 28, 2005	1,242,169	1,242,169
Additions during the period:
Consulting	132,850	132,850
Drilling	1,220,446	1,220,446
Field supplies and sundry	17,085	17,085
Geology and engineering	47,519	47,519
Transportation	38,433	38,433
Transfer to Minera Santa Cruz	(1,242,169)	(1,242,169)
Balance, August 31, 2005	1,456,332	1,456,332

Balance, August 31, 2005	$6,860,387	$6,860,387

	El Taco	San Jose
	(Mexico)	(Mexico)	Total

Balance, February 29, 2004	$21,569	$7,528	$29,097
Additions during the period:
Acquisition costs	-	13,284	13,284
Exploration costs:
Assays	-	1,192	1,192
Resource properties written-off	(21,569)	(22,004)	(43,573)
Balance, August 31, 2004	$-	$-	$-

To complete the initial acquisition of the Company’s 51% interests, the Company must make payments totalling US$1 million on January 28, 2006 for the Santa Cruz mine, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

The Shareholder Letter included in the unaudited interim consolidated financial statements for the six months ended August 31, 2005 provide further details.

1.5      Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended August 31, 2005:

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	Dec 31, 2005 Year End			Feb 28, 2005 Year End			Feb 29, 2004 Year End
	August 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(1,023,599)	$(1,156,954)	$(649,481)	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)
(ii) Basic per share	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)
(iii) Diluted per share	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)

Net loss:
(i) Total	$(1,023,599)	$(1,156,954)	$(649,481)	$(454,827)	$(402,895)	$(1,058,279)	$(566,160)	$(84,162)
(ii) Basic per share	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)
(iii) Diluted per share	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)	$(0.01)

The Company significantly increased its operating and due diligence activities in seeking and acquiring projects in Mexico, as can be supported by commensurate increases in net losses for each quarter during the year ended February 28, 2005 and for the fourth quarter of fiscal 2004. The lower level of business activities for the same periods in the prior fiscal year was attributed to the Company’s lack of financial resources which restricted its ability to seek and to research projects of merit.

Lower property investigation efforts were expended in the third and fourth quarters of fiscal 2005 than in each of the first two quarters, as the Company focused more on exploration efforts to outline mineable resources in two prospective ore zones in the optioned Santa Cruz mine and to prepare them for production by year-end, rather than just seeking additional properties of merit. These exploration and mine development efforts continued into the first quarter ended May 31, 2005 and mining operations were restarted in the second quarter ended August 31, 2005.

1.6      Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

	August 31, 2005	February 28, 2005	February 29, 2004

Cash and cash equivalents	$780,940	$4,957,883	$542,868
Working capital	$4,336,827	$5,625,819	$529,053

Cash and cash equivalents and working capital as at August 31, 2005 both decreased from the February 28, 2005 balances and were attributable to operating expenses and expenditures incurred for exploration and mine development. No equity financing was raised from private placements during the quarter. The exercise of options and warrants did provide proceeds of $402,978. Subsequent to August 31, 2005, about 3.4 million common shares were issued from the exercise of warrants which provided proceeds of about $5.7 million.

In October 2005, the Company completed a major equity financing in a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit is comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007.

As at August 31, 2005, the Company had invested in silver doré bars. The book value of the silver doré bars is approximately $85,000 (MXP775,405), and they contain 227.359 kilograms of silver and 1,447.83 grams of gold.

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

The Company had significantly more cash and cash equivalents and working capital at February 28, 2005 than at February 29, 2004. In May 2004, the Company completed a financing comprised of brokered and non-brokered private placements for gross proceeds of approximately $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. In February 2005, the Company completed brokered and non-brokered private placements for $1,636,800.

1.7      Capital Resources

Item 1.6 provides further details.

1.8      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9      Transactions with Related Parties

For the six months ended August 31, 2005, the following transactions involve related parties:

(a)

As at August 31, 2005, a total of $2,984,004 was due from Minera Santa Cruz. This consists of the net profits royalty on ore mined to January 28, 2005 totalling $222,498, share of losses from ore mined and processed to August 31, 2005 totalling $493,141, and advances to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $3,254,647.

(b)	Rent of $9,000 was incurred and paid to a company with certain common directors.

1.10      First Quarter

Items 1.4 and 1.5 provide further details.

1.11      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12      Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

1.13      Changes in Accounting Policies Including Initial Adoption

Asset retirement obligations:

During the year ended February 28, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

There were not changes in accounting policies including initial adoption for the six month period ended August 31, 2005.

1.14      Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15      Other MD&A Requirements

1.15.1   Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2    Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administrative expenses; and

The required disclosure is presented in the Company’s consolidated financial statements.

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d); None.

1.15.3    Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

As at August 31, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the six months ended August 31, 2005 were as follows:

	Number
	of Shares	Amount

Balance, February 28, 2005	20,873,269	$16,708,303
Issued during the period:
For acquisition of mining concessions	1,000,000	1,730,000
From exercise of share purchase options	171,000	127,280
For cash from exercise of warrants	201,964	321,428
Balance, August 31, 2005	22,246,233	$18,887,011

As at October 28, 2005, the Company had 30,048,093 common shares issued and outstanding.

At August 31, 2005, the Company had outstanding options to purchase an aggregate 2,039,900 common shares as follows:

	August 31, 2005
	Number	Weighted average
	of Shares	exercise price

Outstanding, beginning of period	1,871,000	$1.33
Granted	339,900	$2.52
Exercised	(171,000)	$0.48
Cancelled	-	-
Outstanding, end of period	2,039,900	$1.60

Options exercisable at period-end	2,039,900

At October 28, 2005, options for 2,285,900 shares remain outstanding.

At August 31, 2005, the Company had outstanding warrants to purchase an aggregate 6,351,595 common shares as follows:

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Six Months Ended August 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2005	Issued	Exercised	Expired	August 31, 2005

$0.35	October 6, 2005	775,000	-	(50,000)	-	725,000
$2.00	October 22, 2005	3,467,559	-	(151,964)	-	3,315,595
$2.00	October 28, 2005	248,000	-	-	-	248,000
$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	-	-	1,063,000
$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

		5,553,559	1,000,000	(201,964)	-	6,351,595

At October 31, 2005, warrants for 5,513,000 shares remain outstanding.

Outlook

The acquisitions in Mexico coupled with the completion of the $11.5 million financing in fiscal 2005 and $14.4 million financing in the bought deal private placement in October 2005 along with over $5 million from the exercise of warrants have facilitated the Company to become an operating entity as opposed to an exploration one. The Company has the financial resources for exploration drilling, underground development and production optimization. These acquisitions and equity financings should allow the Company to expand its landholdings, silver resources and production in the Guanacevi district.

Endeavour Silver Corp.	Page 13